UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-29085

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ X ] Form 10-Q	[ ] Form N-SAR	[ ] Form N-CSR

For period ended:	March 31, 2003

     [  ] Transition Report on Form 10-K and Form 10-KSB

     [  ] Transition Report on Form 20-F

     [  ] Transition Report on Form 11-K

     [  ] Transition Report on Form 10-Q and Form 10-QSB

     [  ] Transition Report on Form N-SAR

For the transition period ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	IMPSAT Fiber Networks, Inc.

Former Name if Applicable:	N/A

Address of principal executive office (Street and Number):	Elvira Rawson de Dellepiane 150 Piso 9, C1107BCA Buenos Aires Argentina

PART II
RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b) The subject annual report or semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

On March 25, 2003 (the “Effective Date”), IMPSAT Fiber Networks, Inc. (the “Company”) emerged from bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code. As of the Effective Date, the Company adopted “fresh start” reporting as required by “American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code”. The significant time and resources required to complete its adoption of “fresh-start” accounting principles precludes the Company from preparing the unaudited consolidated financial statements, related notes and other information required for its Form 10-Q for the fiscal quarter ended March 31, 2003 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense. In accordance with Rule 12b-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Company undertakes to file the Form 10-Q on or before May 20, 2003 (five calendar days following the Form 10-Q’s prescribed due date).

2

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Name: Héctor Alonso

Area code and telephone number: 011-5411-5170-0000

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

[ X ] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

The following estimates are based on the Company’s unaudited consolidated financial statements at and for the three months ended March 31, 2003, which have not been finalized. The Company’s net revenues from services for the three months ended March 31, 2003 are expected to total $56.0 million, a decrease of $6.1 million (or 9.7%) compared to the corresponding period in 2002, and an increase of $2.9 million (or 5.5%) compared to the Company’s net revenues from services for the three months ended December 31, 2002. For the first quarter of 2003, the Company expects to have recorded net income of $735.2 million, compared to a net loss of $58.5 million the first quarter of 2002. The Company expects that its net income for the period was principally due to the effect of the extraordinary gain on extinguishment of indebtedness pursuant to its Chapter 11 plan of reorganization. As discussed above, the Company emerged from Chapter 11 proceedings and adopted “fresh start” accounting as of March 25, 2003. Accordingly, the Company’s unaudited consolidated financial statements for periods prior to March 25, 2003 are not comparable to its unaudited consolidated financial statements presented on or after March 25, 2003.

3

IMPSAT Fiber Networks, Inc.
(Name Of Registrant As Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2003

By:	/s/ Héctor Alonso Héctor Alonso Chief Financial Officer IMPSAT Fiber Networks, Inc.

4